SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under "Risk Factors" and the other information included in this prospectus and the documents to which we have referred.

Immediately prior to the pricing of this offering, we will acquire, through a series of transactions (the "Formation Transactions"), an investment portfolio (the "Legacy Portfolio") from the following entities:

- *CapitalSouth Partners Fund I Limited Partnership ("Fund I");*
- *CapitalSouth Partners Florida Sidecar Fund I, L.P. ("Florida Sidecar Fund");*
- *CSP-Florida Mezzanine Fund I, LLC ("Florida Sidecar Fund GP");*
- *CapitalSouth Partners Fund II Limited Partnership ("Fund II");*
- *CapitalSouth Partners F-II, LLC ("Fund II GP");*
- *CapitalSouth Partners SBIC Fund III, L.P. ("Fund III");*
- *CapitalSouth Partners SBIC F-III, LLC ("Fund III GP");and*
- *CapitalSouth Partners Fund III, L.P. ("Fund III Parent Fund").*

After the Formation Transactions, the Legacy Portfolio will consist of: (1) approximately $326.3 million in investments; (2) an aggregate of approximately $67.1 million in cash, interest receivable and other assets; and (3) approximately $202.2 million of SBA-guaranteed debt payable. We will issue an aggregate of approximately 9.0 million shares to acquire the Legacy Portfolio. Fund II, Fund II GP, Fund III, Fund III GP, Florida Sidecar Fund and Florida Sidecar Fund GP will become our wholly owned subsidiaries. Fund II and Fund III intend to elect to be treated as BDCs under the 1940 Act. See "Capitalization" and "Formation Transactions."

Except where the context suggests otherwise:

- *"we," "us," "our" and "Capitala Finance" refer to Capitala Finance Corp.,*
- *"Capitala Investment Advisors" or "investment adviser" refer to Capitala Investment Advisors, LLC,*
- *the "administrator" refers to Capitala Advisors Corp.,*
- *the "Legacy Funds" refers collectively to Fund II, Fund II GP, Fund III and Fund III GP; and*
- *the "Legacy Investors" refers to the investors that will receive shares of our common stock through the Formation Transaction.*

In this prospectus, we use the term "smaller and lower middle-market" to refer to companies generating between $10 million and $200 million in annual revenue and having at least $5 million in annual earnings before interest, taxes, depreciation and amortization ("EBITDA").

Unless otherwise noted, the information contained in this prospectus assumes that the underwriters' overallotment option is not exercised.

Set forth below is a diagram of our organizational structure following the Formation Transactions:


Administration Agreement
Administrator
Capitala Finance1
Investment Adviser
Advisory Agreement
Fund II
Fund III
Florida Sidecar Fund
Portfolio Investments2
sale of assets
Fund I
Fund III Parent
SBIC License
SBIC License

1. Capitala Finance also owns 100% of each of Florida Sidecar Fund GP, Fund II GP and Fund III GP.
2. Includes the investments acquired from Fund I and Fund III Parent through the Formation Transactions.

Legacy Portfolio

As of June 30, 2013, the Legacy Portfolio had approximately $193.6 million in debt investments and $122.0 million in equity investments and warrants across 40 portfolio companies. The debt investments included in the Legacy Portfolio had a weighted average annualized yield of approximately 13.8% as of June 30, 2013, which includes a cash component of approximately 12.3% and a payment-in-kind ("PIK") interest component of approximately 1.5%. PIK interest represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term and recorded as interest income on an accrual basis to the extent such amounts are expected to be collected.

As of June 30, 2013, the debt investments in the Legacy Portfolio had a weighted average time to maturity of 2.6 years and a yield to maturity of 16.3%. The Legacy Portfolio's debt investments also had a weighted average debt to EBITDA multiple of approximately 3.9x and interest coverage ratio of 4.5x. In addition, our debt investments have structural protections, including default penalties, information rights, affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control and, as needed, intercreditor agreements to protect second lien positions.

The following charts summarize the Legacy Portfolio's mix of investments by security type, industry and region based on fair value as of June 30, 2013.

Mix of Investments by Security Type


Warrant
4%
Senior Secured Debt
14%
Senior Secured Term Debt
16%
Subordinated Debt
32%
Equity
35%

Mix of Investments by Industry


Professional Employer Organization
7%
Industrial Equipment Rental
7%
Replacement Window Manufacturer
2%
Corporate Fulfillment
1%
Western Wear Retail
1%
Computer Supply Retail
2%
In-Home Healthcare Services
0%
Culinary Products
3%
Footwear Retail
2%
Sales & Marketing Services
7%
Salsa Manufacturer
0%
Advertising & Marketing Services
2%
Usenet Hosting Services
2%
Specialty Defense Contractor
0%
Aerospace Parts Manufacturer
3%
Produce Distribution
2%
QSR Franchisee
9%
QSR Franchisor
5%
Online Travel Sales & Marketing
1%
Medical Device Manufacturer
2%
Conglomerate
2%
Specialty Clothing
3%
Medical Device Distributor
1%
Building Supplies
1%
Textile Equipment Manufacturer
3%
Fuel Transportation Services
3%
Medical Transportation Services
0%
Industrial Boiler Manufacturer
1%
Printing Services
4%
Oil & Gas Services
2%
Automotive Chemicals & Lubricants
1%
Suntan Lotion Manufacturer
5%
Metal Recycler
1%
Petroleum Equipment Supplier
1%
Energy Services
3%
IT Hosting Services
0%
Dentistry Services
3%
Quick Lube Services
4%
Staffing Services
1%
Data Processing & Digital Marketing
1%



Mix of Investments by Region

Southwest:	NM, AZ, TX, CA, NV, UT, CO
Southeast:	AL, AR, FL, GA, KY, LA, MS, NC, SC, TN, VA, WV
Mid-Atlantic:	DE, DC, MD, NJ, PA, NY
Northeast:	CT, ME, MA, NH, RI, VT
Midwest:	IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, OK, SD, WI
West:	AK, HI, ID, MT, OR, WA, WY

Recent Portfolio Developments

During July 2013, the Legacy Funds:

- invested approximately $0.7 million in the existing senior secured term debt of Immersive Media Tactical Solutions, LLC to finance working capital growth;

- received, along with Fund I, a cash payment of approximately $7.2 million in exchange for all outstanding common equity and warrants of Highwinds Capital, Inc.; the Legacy Funds and Fund I realized a gain of approximately $7.2 million on this transaction;

- received a cash payment of approximately $12.0 million from Take 5 Oil Change, L.L.C., in full satisfaction of all obligations under the loan agreement; the senior secured debt investment was exited at par and no realized gain or loss was recorded on this transaction; and

- participated in a dividend recapitalization of Print Direction, Inc., through which the Legacy Funds and Fund I:

  - invested approximately $4.6 million in new subordinated debt notes with a 14% cash interest rate, detachable penny warrants for 3.0% of the fully diluted common stock and five year maturity; and

  - received a cash payment of approximately $0.6 million in full satisfaction of subordinated notes with a 7.75% cash interest rate; this subordinated debt investment was exited at par and no realized gain or loss was recorded on this portion of the transaction.

On July 30, 2013, Fund I and Fund II distributed an aggregate of $1.7 million and $5.6 million, respectively, to its investors.

FORMATION TRANSACTIONS

Capitala Finance is a newly organized Maryland corporation formed on February 21, 2013 for the purpose of acquiring equity interests or assets of existing private funds, raising capital in this offering and thereafter operating as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. Subject to final SBA approval, after completion of the Formation Transactions, we will have two SBIC-licensed subsidiaries that also intend to elect to be treated as BDCs under the 1940 Act. The Formation Transactions will be executed as follows:

- 100.0% of the limited partnership interests of Fund II, as well as 100.0% of the membership interests in its general partner, Fund II GP, which were collectively valued at approximately $52.0 million as of June 30, 2013, will be exchanged for approximately 2.4 million shares of our common stock issued to the limited partners of Fund II and Fund II GP, based on the June 30, 2013 valuation set forth above, adjusted for assets that were acquired or disposed of by the Legacy Funds, as well as earnings, capital contributions and distributions paid to the Legacy Investors, subsequent to June 30, 2013, and assuming an initial offering price of $20.00 per share in this offering. Our Board of Directors will determine and approve the final aggregate consideration paid for such interests. Fund II had approximately $52.2 million of SBA-guaranteed debentures outstanding as of June 30, 2013.

- 100.0% of the limited partnership interests of Fund III, 100.0% of the membership interests in its general partner, Fund III GP, and certain assets of Fund III Parent Fund, which were collectively valued at approximately $128.5 million as of June 30, 2013, will be exchanged for approximately 6.2 million shares of our common stock issued to the sole limited partner of Fund III and of Fund III GP, based on the June 30, 2013 valuation set forth above, adjusted for assets that were acquired or disposed of by the Legacy Funds, as well as earnings, capital contributions and distributions paid to the Legacy Investors, subsequent to June 30, 2013, and assuming an initial offering price of $20.00 per share in this offering. Our Board of Directors will determine and approve the final aggregate consideration paid for such interests. Fund III has approximately $150 million of SBA-guaranteed debentures outstanding as of June 30, 2013.

- 100.0% of the limited partnership interests in Florida Sidecar Fund, as well as 100.0% of the membership interests in its general partner, Florida Sidecar Fund GP, which were collectively valued at $2.2 million as of June 30, 2013, in exchange for an aggregate of approximately 0.1 million shares of our common stock issued to the limited partners of Florida Sidecar Fund and Florida Sidecar Fund GP.

- We will acquire certain assets of Fund I, valued at $8.5 million as of June 30, 2013 ($7.2 million as of the Formation Transactions) in exchange for an aggregate of approximately 0.3 million shares of our common stock issued to Fund I.

All of the portfolio investments that Capitala Finance will acquire from Fund I, Fund III Parent and Florida Sidecar Fund are also concurrently owned either by Fund II or Fund III.

We received conditional SBA approval to permit completion of the Formation Transactions, which approval is conditioned upon our completion of this offering and the Formation Transactions in the manner described in this prospectus. Subject to final SBA approval, upon completion of the Formation Transactions, we will own the Legacy Portfolio, which had a collective value of approximately $315.6 million as of June 30, 2013, subject to adjustment to reflect any changes in the value of such membership and general partner interests through the date of the Formation Transactions.

As a result of the Formation Transactions, the holders of the general partner interests of the Legacy Funds have agreed to forego approximately $4.0 million of consideration for their interests in the Legacy Funds in order to offset the underwriting discounts and commissions we will incur in connection with this offering. Such holders will receive the balance of the consideration for their general partner interests in the form of shares of our common stock that will remain subject to certain transfer and sale restrictions.

As described above, we will issue an aggregate of approximately 9.0 million shares of our common stock to the Legacy Investors, which reflects a reduction in the number of shares that the Legacy Investors would otherwise be entitled to receive (approximately 0.3 million shares) because the holders of the general partner interests of the Legacy Funds will bear the discounts and commissions (sales load) and all Legacy Investors will bear the offering expenses of this offering. The Legacy Investors will each enter into lock-up agreements that restrict the disposition of our shares. See "Underwriting." We will also assume an aggregate of $202.2 million of the Legacy Funds' SBA-guaranteed debentures. After the Formation Transactions, we estimate that our pro forma net asset value per share will be approximately $20.00, reflecting the fair value of the Legacy Portfolio as of June 30, 2013, adjusted for assets that were acquired or disposed of by the Legacy Funds, as well as earnings, capital contributions and distributions paid to the Legacy Investors, subsequent to June 30, 2013. Additional information regarding the Legacy Portfolio is set forth under "Portfolio Companies" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as in the schedules of investments and the related notes thereto included in this prospectus.

We do not expect that investors in this offering will experience dilution because certain of our stockholders immediately prior to pricing of this offering will bear the discounts and commissions (sales load) and offering expenses through a reduction in the number of shares and, correspondingly, the value they will receive for their respective interests in the Legacy Funds.

Set forth below is a diagram of our organizational structure following the Formation Transactions:


Administration Agreement
Administrator
Capitala Finance1
Investment Adviser
Advisory Agreement
Fund II
Fund III
Florida Sidecar Fund
Portfolio Investments2
sale of assets
Fund I
Fund III Parent
SBIC License
SBIC License

1. Capitala Finance also owns 100% of each of Florida Sidecar Fund GP, Fund II GP and Fund III GP.
2. Includes the investments acquired from Fund I and Fund III Parent through the Formation Transactions.

For a discussion of our share ownership after the Formation Transactions, see "Control Persons and Principal Stockholders."

Set forth below is a diagram of our organizational structure following the Formation Transactions:


Administration Agreement
Administrator
Capitala Finance1
Investment Adviser
Advisory Agreement
Fund II
Fund III
Florida Sidecar Fund
Portfolio Investments2
sale of assets
Fund I
Fund III Parent
SBIC License
SBIC License

1. Capitala Finance also owns 100% of each of Florida Sidecar Fund GP, Fund II GP and Fund III GP.
2. Includes the investments acquired from Fund I and Fund III Parent through the Formation Transactions.

Legacy Portfolio

As of June 30, 2013, the Legacy Portfolio had approximately $193.6 million in debt and $122.0 million in equity investments, including warrants across 40 portfolio companies. The debt investments included in the Legacy Portfolio had a weighted average annualized yield of approximately 13.8% as of June 30, 2013, which includes a cash component of approximately 12.3% and a PIK interest component of approximately 1.5%. PIK interest represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term and recorded as interest income on an accrual basis to the extent such amounts are expected to be collected. As of June 30, 2013, the debt investments in the Legacy Portfolio had a weighted average time to maturity of 2.6 years and a yield to maturity of 16.3%. The Legacy Portfolio's debt investments also had a weighted average debt to EBITDA multiple of approximately 3.9x and interest coverage ratio of 4.5x. In addition, our debt investments have structural protections, including default penalties, information rights, affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control, and, as needed, intercreditor agreements to protect second lien positions. Additional information regarding the Legacy Portfolio is set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Portfolio Companies," as well as in the schedules of investments and the related notes thereto included in this prospectus.

The following charts summarize the Legacy Portfolio's mix of investments by security type, industry and region based on fair value as of June 30, 2013.

Mix of Investments by Security Type


Warrant 4%
Senior Secured Debt 14%
Senior Secured Term Debt 16%
Subordinated Debt 32%
Equity 35%

Mix of Investments by Industry


Professional Employer Organization 7%
Industrial Equipment Rental 7%
Replacement Window Manufacturer 2%
Corporate Fulfillment 1%
Western Wear Retail 1%
Computer Supply Retail 2%
In-Home Healthcare Services 0%
Culinary Products 3%
Footwear Retail 2%
Sales & Marketing Services 7%
Salsa Manufacturer 0%
Advertising & Marketing Services 2%
Usenet Hosting Services 2%
Specialty Defense Contractor 0%
Aerospace Parts Manufacturer 3%
Produce Distribution 2%
QSR Franchisee 9%
QSR Franchisor 5%
Online Travel Sales & Marketing 1%
Medical Device Manufacturer 2%
Conglomerate 2%
Specialty Clothing 3%
Medical Device Distributor 1%
Building Supplies 1%
Textile Equipment Manufacturer 3%
Fuel Transportation Services 3%
Medical Transportation Services 0%
Industrial Boiler Manufacturer 1%
Printing Services 4%
Oil & Gas Services 2%
Automotive Chemicals & Lubricants 1%
Suntan Lotion Manufacturer 5%
Metal Recycler 1%
Petroleum Equipment Supplier 1%
Energy Services 3%
IT Hosting Services 0%
Dentistry Services 3%
Quick Lube Services 4%
Staffing Services 1%
Data Processing & Digital Marketing 1%

Mix of Investments by Region



Southwest:	NM, AZ, TX, CA, NV, UT, CO
Southeast:	AL, AR, FL, GA, KY, LA, MS, NC, SC, TN, VA, WV
Mid-Atlantic:	DE, DC, MD, NJ, PA, NY
Northeast:	CT, ME, MA, NH, RI, VT
Midwest:	IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, OK, SD, WI
West:	AK, HI, ID, MT, OR, WA, WY

Market Opportunity

We believe that the current credit environment provides significant opportunities to achieve attractive risk-adjusted returns on the types of cash flow-based loans to smaller and lower middle-market companies that we intend to make. In particular, we believe that due to factors affecting lending institutions (including but not limited to consolidation, capital constraints and regulatory changes) and the failure of non-bank financing vehicles during and immediately following the 2008-2009 recession, demand for financing from smaller and lower middle-market companies exceeds, and will continue to exceed, the investment capacity of lenders that have traditionally served this market. We will review investment opportunities throughout the United States. Based on our location and our investment adviser's 15-year track record, we will target our business development efforts in the Southeast, Southwest and Mid-Atlantic capital markets, which are in some of the fastest growing regional economies in the country. According to the U.S. Bureau of Economic Analysis, from 2002 to 2012, the Southeast, Southwest and Mid-Atlantic regions collectively had real GDP growth and population growth of 18.0% and 10.8%, respectively, compared to U.S. real GDP growth and U.S. population growth of 16.2% and 8.9%, respectively.

We believe that the following characteristics of the current credit markets combined with certain long-term trends associated with lending to smaller and lower middle-market companies provide a strong market environment.

- *Strong Demand For Capital Coupled with Fewer Providers.* We believe there has been a combination of growing demand for capital and an underserved market for capital addressing smaller and lower middle-market borrowers. We believe there is robust demand for both continued growth capital and refinancing capital as debt facilities become due at a time when there is a significant lack of willing and qualified capital providers. We believe these market conditions have been further exacerbated in the current environment due to:
  - recent domestic and international regulatory changes and continued ownership of legacy assets have resulted in the contraction of banks' lending capacities and a related de-emphasis on product offerings to smaller and lower middle-market companies;